EXHIBIT 12

                      UNITED GROCERS, INC. AND SUBSIDIARIES
          Schedule of Computation of Ratio of Earnings to Fixed Charges


                                                  For the Years Ended
                                     Oct.2              Oct. 3
                                      1998                1997
Computation of
  Earnings:

Pretax Income                      $12,781,000        $(11,278,000)

Plus Patronage
 Dividend                               -0-                 -0-
Less
 capitalized
  interest                              -0-                 -0-

Total Earnings                      12,781,000         (11,278,000)

Computation of
  Fixed Charges:
Total
 Interest
  Expense                           13,585,000          16,307,000
Interest factor
 in rental
  Expense                            9,873,925          12,949,000

Total
 Fixed
  Charges (1)                       23,458,925          29,256,000

Total Earnings
 and Fixed
  Charges (2)                       36,239,925          17,978,000

Ratio of
 Earnings
  to Fixed
   Charges
    (2)/(1)                               1.54                0.61


Notes:
   A. Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges. Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.

   B. Interest portion of buildings and equipment rental expense was calculated at 60% for each year.